UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(28 March 2023)
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director Declaration

CRH plc

28 March 2023

Notification of change in Director's details

Mr. Richard Fearon was appointed as a non-executive Director of Waters Corporation with effect from 27 March 2023.  In addition, he resigned as a non-executive Director of Hennessy Capital Investment Corp. VI on 27 March 2023.

This disclosure is made to comply with paragraph 9.6.14 of the Listing Rules.

Enquiries:

Contact
Neil Colgan

Company Secretary

Tel: 00 3531 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 March 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary